UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 6

Under the Securities Exchange Act of 1934

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

Bridget C. Hoffman, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202

(513) 357-9670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,640,750
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		38,640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.47% (See Item 5.)

14	TYPE OF REPORTING PERSON*

OO

2

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC

46-3451635

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		449,336,893
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		449,336,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,336,893

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.98% (See Item 5.)

14	TYPE OF REPORTING PERSON*

OO

3

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP

33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		618,558
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07% (See Item 5.)

14	TYPE OF REPORTING PERSON*

 PN

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CUSIP No. 378973408

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		660,996,723
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		660,996,723

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,996,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.75% (See Item 5.)

14	TYPE OF REPORTING PERSON*

IN

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FL Investment Holdings LLC (FKA Globalstar Holdings, LLC), Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Issuer created a class of Nonvoting Common Stock, approved by stockholders on September 23, 2009, to facilitate compliance with agreements restricting voting power of the Reporting Persons and agreements with certain of the Reporting Persons. References throughout this Schedule 13D Amendment #6 to Common Stock include both Voting Common Stock (the security registered pursuant to Section 12 under the Securities Exchange Act of 1934) and Nonvoting Common Stock. In certain circumstances the Reporting Persons have the power to bifurcate warrant exercises into both securities to prevent the Reporting Persons’ voting power from exceeding 70%.

This filing amends the Schedule 13D Amendment #5 filed February 14, 2013 to amend Items 3 through 5 as follows:

Item 3.	Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment #5 in February 2013, the Reporting Persons acquired and disposed of securities as set forth in Item 5.  The source of funding for such purchases was working capital or personal funds.

Item 4.	Purpose of Transaction.

Since the Company’s initial public offering in November 2006, the Reporting Persons have been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and, except from July 2009 to July 2011, Chief Executive Officer since January 2005.

The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

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In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board, President and Chief Executive Officer.

Item 5.	Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 6 are based on the number of shares of Voting Common Stock (864,378,563 shares) outstanding on December 31, 2014, plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of stock options or warrants and the conversion of shares of Nonvoting Common Stock into Voting Common Stock.

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)

Thermo Funding II LLC originally acquired shares of Common Stock through contributions by Mr. Monroe’s trust and funding of contractual obligations to Globalstar.  Acquisitions by Thermo Funding II LLC during 2014 were as follows:

February 13, 2014	100,000,000 shares of Nonvoting Common Stock converted to Voting Common Stock

May 20, 2014	14,788,279 upon automatic conversion of outstanding 8% Convertible Senior Notes

May 28, 2014	23,252,028 shares of Voting Common Stock upon exercise of outstanding warrants.

August 1, 2014	75,000,000 shares of Nonvoting Common Stock converted to Voting Common Stock

November 17, 2014	6,896,552 shares of Voting Common Stock upon exercise of outstanding warrants.

Along with the following open market purchases:

Date	Number of shares
November 10, 2014	150,000
November 11, 2014	175,000
November 12, 2014	210,000
November 13, 2014	230,000
November 14, 2014	270,000
November 17, 2014	300,000

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Dispositions by Thermo Funding II LLC during 2014 were as follows:

December 19, 2014	On December 19, 2014, Thermo Funding II LLC sold 12,371,136 shares of Voting Common Stock to Thermo Investments II LLC in a privately negotiated transaction.

(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager
Dated: February 17, 2015

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: February 17, 2015

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: February 17, 2015

/s/*
James Monroe III
Dated: February 17, 2015

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: February 17, 2015

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